SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     SCHEDULE 13E-4
                              Issuer Tender Offer Statement
          (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                     Amendment No. 2

                                 Panther Partners, L.P.
                                    (Name of Issuer)

                                 Panther Partners, L.P.
                          (Name of Person(s) Filing Statement)

                                  Partnership Interests
                             (Title of Class of Securities)

                                 Mr. H. Winston Holt, IV
                            Panther Management Company, L.P.
                                     101 Park Avenue
                                New York, New York 10178
                                     (212) 984-2567

                                     With a copy to:

                                    Stephen R. Nelson
                                  Schulte Roth & Zabel
                                    900 Third Avenue
                                New York, New York 10022
                                     (212) 756-2470
                      (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications
                      on Behalf of the Person(s) Filing Statement)

                                     January 3, 1996
                           (Date Tender Offer First Published,
                           Sent or Given to Security Holders)

                                Calculation of Filing Fee

     Transaction Valuation: $175,000,000           Amount of Filing Fee: $35,000

(a) Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)    Calculated as 1/50th of 1% of the Transaction Valuation.

       [XXX] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,000
Form or Registration No.:  Schedule 13E-4
Filing Party:  Panther Partners, L.P.
Date of Filing:  January 3, 1996

                                   Page 1 of 3 Pages

              This Amendment No. 2 relates to the Issuer Tender Offer Statement on Schedule 13E-4 originally filed on January 3, 1996, by Panther Partners, L.P., a Delaware limited partnership (the "Fund"), in connection with an offer to purchase, for cash, up to $175,000,000 of partnership interests in the Fund or portions thereof, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which was attached as Exhibit A to the
Schedule 13E-4, and in the related Letter of Transmittal, a copy of which was attached as Exhibit B to the Schedule 13E-4. This Amendment is being filed to:
       1. amend ITEM 3 of the Schedule 13E-4 by inserting at the end thereof the following paragraph:

              On January 11,1996, the Corporate General Partner notified the limited partners that effective January 12, 1996, John A. Griffin was departing the Corporate General Partner to manage a small pool of capital comprised of his own funds and those of his family and close friends. On January 12, 1996, Mr. Griffin resigned his position as a Senior Managing Director and member of the Management Committee of the Corporate General Partner, and also resigned his position as President and director of Panther Management Corporation, the general partner of the Corporate General Partner. Mr. Griffin's duties were assumed by Mr. Julian H. Robertson, Jr. and the remaining members of the Management Committee of the Corporate General Partner.

       2. attach as Exhibit D a letter sent to security holders on January 11, 1996, informing them of the resignation of Mr. Griffin as described; and

       3. attach as Exhibit E a letter sent to security holders on January 4, 1996, describing the Fund's investment performance during 1995.

              ITEM 9 is hereby amended to read:

ITEM 9.       Material to be Filed as Exhibits.

       A.     Offer to Purchase (including Financial Statements).
       B.     Form of Letter of Transmittal.
       C.     Letter sent to security holders with Offer to Purchase
       D.     Letter sent to security holders on January 11, 1996
       E.     Letter sent to security holders dated January 4, 1996

              The Exhibit Index is hereby amended to read:

                                      EXHIBIT INDEX
Exhibit                                                             Page Number
A.            Offer to Purchase (including Financial Statements)
B.            Letter of Transmittal
C.            Letter sent to security holders with Offer to Purchase
D.            Letter sent to security holders on January 11, 1996
E.            Letter sent to security holders dated January 4, 1996

                                        SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         PANTHER PARTNERS, L.P.


                                         By:    Panther Management Company, L.P.
                                                Corporate General Partner


                                         By:    Panther Management Corporation
                                                Sole General Partner

                                                By:  /s/ Robert E. Fink
                                                Name:  Robert E. Fink
January 18, 1996                                Title: Managing Director

                                        Exhibit D

                                         PANTHER
                                 Panther Partners, L.P.
                  101 Park Avenue, New York, N.Y. 10178 (212) 984-2500

Panther Management Company, L.P.
       General Partner,
 Panther Management Corporation
   Sole General Partner

To:           Limited Partners

From:         Julian H. Robertson, Jr.

Date:         January 11, 1996


Friday morning we will be releasing the following memorandum to our employees:

                     John Griffin has decided to leave Tiger to manage a small
              pool of capital comprised of his funds and those of his family and close friends. John will maintain his close association with the Tiger organization as a member of the Board of Directors, an investor and a Trustee of the Tiger Foundation.

                     During the ten years that he has been with us, John has
              contributed greatly to Tiger's success. He leaves with his imprint on our portfolio and our personnel. He is our friend and we wish him the best in the years ahead.

                    Some have a need to read into these types of situations more than meets the eye. In this instance, however, the memorandum says it all. This is an amiable parting of friends, all of whom continue to have great respect for each other.

       Tiger is a dynamic organization committed to excellence. People here are outstanding. Some, such as John, will elect to pursue their goals outside of Tiger. That has happened before and will happen again. Others will decide that the competitive atmosphere here is not right for them. Change is a part of Tiger and it always will be.

       Of lesser importance, we are off to a good start in the New Year. As of yesterday, Panther was up approximately 4%, while the S & P 500 and Morgan Stanley World Capital Index were down approximately 2.8% and 0.7%, respectively.

                                        Exhibit E

                                         PANTHER
                                 Panther Partners, L.P.
                  101 Park Avenue, New York, N.Y. 10178 (212) 984-2500

Panther Management Company, L.P.
       General Partner,
 Panther Management Corporation
   Sole General Partner

To:           Limited Partners

From:         Julian H. Robertson, Jr.

Date:         January 4, 1996

December brings to a conclusion a disappointing year for Panther. Panther was down 0.8% for the month, versus up 1.9% for the S & P 500 and up 2.8% for the Morgan Stanley World Capital Index. This brings the year's performance to 10.5% versus 37.6% and 18.7% for the indices, respectively.

In this last quarter our stock selection, long our forte, simply killed us.
We did acceptably in our macro investment with a return of about 4%. Stocks were another matter; we managed to lose 9% in a period when US stocks advanced 6%. Part of the stock problem was accounted for by Japan, but we managed to lose money in the strong US market as well.

Some of this poor stock performance is due to a couple of poor portfolio management decisions on my part. But a great deal is due to shorts just simply out performing longs. Now I have often said that if a manager operates a hedged portfolio and his favorite stocks are beaten by the stocks he regards least over a long period of time, he probably should consider another line of business. I have also stated that it is shocking how often this happens in the short term.

The good thing about this adverse phenomenon is that, assuming the manager's judgment of the securities is correct, there will eventually be a correction in his favor. Both the interim loss and the expected profit will finally be realized. The bad news is that no one can give precise timing as to when that might happen.

Our performance for 1995 breaks down as follows:

GLOBAL EQUITIES:           Up 10%.  (All numbers are based on contribution to
                           overall equity.)

We were up only 7% in the US due to our low net exposure and our less than stellar stock picking. We made 4% in France based on a great short, Euro Tunnel, and a good long, Bic; 4% in Norway, which has been a perennially profitable area for us and 3% in Switzerland due mainly to Swiss Reinsurance Company. We lost 3.5% in Japan primarily due to the strong performance of the banks. We lost one percent or so in the UK, Ireland, India and Canada while making one percent in Korea.

CURRENCIES:          Up 9%.  Our big gains came from the weak yen.

FIXED INCOME:        Down 1.5%.  We made good money long the German, US and
                     Spanish bonds, but gave it back being short Japanese and Swedish bonds.

LDC DEBT:            Up 1.5%, with most of the gain coming from Argentina.

COMMODITIES:         Down 2%.  We made money in corn and wheat and lost some in palladium and platinum.

OPTIONALITY COST:    Down 6.5%.  The cost of keeping Panther's exposure similar to Tiger's and in compliance with SEC regulations on leverage.

As you can see from the above, our positions are extremely diverse. This ability to make investments in almost any security or country encourages diversification and expands opportunity.

Before closing, I reiterate that our investment team is stronger than ever. That team is confident about its collective ability to achieve the superior performance that is a Tiger tradition. In the long run, this strong team with its commitment to excellence will prevail.